SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

A. Full title of the Plan:

Aetna 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aetna Inc.
151 Farmington Avenue
Hartford, Connecticut 06156
EIN: 23-2229683

REQUIRED INFORMATION:

The following documents for the plan are set forth on page 2 and in Exhibit I:

Consent of Independent Registered Public Accounting Firm
Exhibit I: Index, Financial Statements and Independent Auditors' Report as of December 31, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AETNA 401(k) PLAN

By: Elease E. Wright

Elease E. Wright
Sr. Vice President, Human Resources
Aetna Inc.

Dated: June 25, 2008

KPMG

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Consent of Independent Registered Public Accounting Firm

Board of Directors
Aetna Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-124619) on Form S-8 of Aetna 401(k) Plan of our report dated June 25, 2008 with respect to the Statements of Net Assets Available for Benefits of Aetna 401(k) Plan as of December 31, 2007 and 2006, the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007, and the supplemental schedule of Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2007, which report appears in the December 31, 2007 Annual Report on Form 11-K of Aetna 401(k) Plan.

KPMG LLP

Hartford, Connecticut
June 25, 2008

KPMG

AETNA 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2007 AND 2006

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

AETNA 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS

Note: The following schedules are required by Section 103 of the Employee Retirement Income Security Act of 1974 ("ERISA"), but have not been included as they are not applicable:

- Schedule of Investment Assets (Both Acquired and Disposed of Within the Plan Year)
- Schedule of Reportable Transactions
- Nonexempt Transactions
- Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible
- Schedule of Leases in Default or Classified as Uncollectible.

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Report of Independent Registered Public Accounting Firm

The Board of Directors
Aetna Inc.:

We have audited the accompanying statements of net assets available for benefits of the Aetna 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 25, 2008

Aetna 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:		
Investments at fair value (Notes 3 and 4)	$ 3,060,308,083	$ 2,922,428,020
Aetna common stock at fair value (Note 3)	647,458,461	566,061,344
Participant loans	62,297,975	57,694,956
Total investments	3,770,064,519	3,546,184,320
Receivables:		
Employer contributions (Note 8)	2,329,453	2,436,000
Employee contributions (Note 9)	618,556	—
Investment income	115,600	61,560
Other receivables (Note 10)	12,931	2,645,405
Total receivables	3,076,540	5,142,965
Total assets	3,773,141,059	3,551,327,285
Liabilities:		
Accrued expenses	1,238,416	881,119
Unsettled trades and other liabilities	458,442	1,038,452
Total liabilities	1,696,858	1,919,571
Net assets reflecting all investments at fair value	3,771,444,201	3,549,407,714
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(11,966,056)	14,466,121
Net assets available for plan benefits	$ 3,759,478,145	$ 3,563,873,835

The accompanying notes are an integral part of these financial statements.

Aetna 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2007

		2007
Additions to assets attributed to		
Investment income		
Net appreciation in fair value of investments (Notes 3 and 4):		
Common/collective trusts	$	72,127,509
Aetna common stock		173,314,613
Total appreciation		245,442,122
Interest		79,655,386
Dividends		453,890
Other income		805,166
Total investment income		326,356,564
Contributions:		
Participant		145,399,848
Employer		41,980,145
Total contributions		187,379,993
Total additions		513,736,557
Deductions:		
Benefits paid to participants		313,063,050
Administrative expenses		5,069,197
Total deductions		318,132,247
Net increase		195,604,310
Net assets available for benefits:		
Beginning of year	$	3,563,873,835
End of year	$	3,759,478,145

The accompanying notes are an integral part of these financial statements.

AETNA 401(K) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

1. Description of Plan

The following description of the Aetna 401(k) Plan ("the Plan" or "401(k)") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a. General

The Plan, a defined contribution plan, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is a voluntary savings plan that provides retirement income to eligible employees. Effective January 1, 2002, employees of Aetna Inc. (the Company), are immediately eligible for Plan participation upon the employee's employment commencement date.

b. Administration

The Plan has multiple investment options for eligible employees. CitiStreet LLC ("CitiStreet") is the record keeper and State Street Bank ("State Street") is the Plan Trustee.

c. Contributions

Participant Contributions –Non-highly compensated employees may elect to contribute 1% to 40% of their eligible pay on a pre-tax basis and effective September 4, 2006, highly compensated employees[1] may elect to contribute 1% to 20% of their eligible pay on a pre-tax basis, up to a maximum of $15,500 in 2007 and $15,000 in 2006 in accordance with the Internal Revenue Code (IRC). Prior to September 4, 2006, highly compensated employees could elect to contribute 1% to 10% of their eligible pay on a pre-tax basis.

Participants age 50 and older are allowed to make an additional pretax contribution to the 401(k) over and above the plan limits. The maximum amount allowed for catch-up contributions was $5,000 for the years ended 2007 and 2006, respectively.

Participants may also contribute 1% to 5% of their eligible pay on an after-tax basis unless the participant is a highly compensated employee. Lastly, participants may contribute amounts representing eligible rollover distributions from other qualified plans or individual retirement accounts (IRAs). These rollover amounts are considered to be participant contributions.

---

[1] Employees whose prior year eligible compensation exceeded $100,000 for Plan year 2007 and $95,000 for Plan year 2006.

Employer Contributions –After one year of service, the Company matches 50% of a participant's pre-tax contributions that are not in excess of 6% of eligible pay (for a maximum matching contribution of 3% of eligible pay).

If certain subsidiaries meet specific performance targets established each year, eligible employees may receive an annual line of business incentive contribution to their 401(k) accounts. The contribution may range from 0 to 5 percent of eligible pay.

Participant contributions and employer contributions, and earnings thereon, are not taxed until withdrawal. The maximum dollar amount of contributions may vary from year to year, based on the IRC limitations. Contributions are funded biweekly.

d. Participant Investment Elections

Participants may direct their investment contributions and employer contributions among eighteen investment options offered by the Plan. Effective June 1, 2007, the Plan adopted nine target retirement funds to replace three investment funds. The eighteen investment options currently offered include six investment funds, nine target retirement funds, Stable Value Option (SVO), Aetna Common Stock Fund, and a self-managed account. Participants are allowed to change their investment options subject to certain restrictions. For example, certain investment funds are subject to a 30-day transfer restriction, meaning that when a participant transfers assets out of one of these funds, the participant cannot transfer assets back into the same fund for a period of 30 days. In addition, participant elections to invest in the Aetna Common Stock Fund are limited to no more than 20 percent.

e. Participant Accounts

On a biweekly basis, each contributing participant's account is credited with the participant's contribution and the Company match. Earnings on investments are allocated based on account balances and are credited daily. Investment fund earnings are net of expenses.

f. Vesting

Participants are vested in their deferral contributions plus actual earnings thereon. Effective January 1, 2002, participants are vested in the Company's matching contributions (plus earnings) after one year of service. Because participants are not eligible for a matching contribution until completion of one year of service, the effect is that such contributions are immediately vested when made.

g. Participant Loans

Participants may borrow from their Plan account the lesser of $50,000 or 50% of the current value of their vested account balances. Loans bear interest at prime plus 1% at the time granted. A $50 per loan origination fee is charged to participants upon withdrawal. The amounts held for loans receivable approximate fair value.

h. Payment of Benefits

On termination of service, a participant with a vested account greater than $5,000 may elect to receive a lump-sum amount equal to the value of the participant's account, or various installment payout options, or may defer payment to a later date. Participants with a vested interest less than $5,000 may elect to take a lump sum distribution or roll over their account balance to another qualified plan or IRA. Participants who do not make an election with balances ranging from $1,000 to $5,000, will automatically have their balances rolled over to a traditional IRA.

i. Participant Forfeitures

If a participant terminates employment without being fully vested, any unvested Company contributions (and earnings thereon) will be forfeited in accordance with the Plan's terms. For the years ended December 31, 2007 and 2006, forfeited nonvested accounts totaled approximately $3,160,597 and $2,866,348, respectively. These forfeitures will be used to reduce future employer contributions or to offset plan expenses. In 2007 and 2006, forfeited nonvested accounts were not used by the Plan Sponsor to offset employer contributions or plan expenses. Forfeitures are invested in the SVO fund. (Note 4).

2. Summary of Accounting Policies

a. Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

b. Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes to financial statements. Accordingly, actual results may differ from reported results using those estimates.

c. Investment Valuation and Income Recognition

The Plan's investments are stated at fair value on the Statement of Net Assets Available for Benefits with an adjustment from fair value to contract value for fully benefit-responsive investment contracts. Changes in the carrying value for fully benefit-responsive investment contracts and changes in fair value for all other investments are included in net appreciation of fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest Income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The investment valuation method for each of the Plan's investment categories, as described in Schedule I, Column (c) to the financial statements, are described below:

Money Market Funds - Investments in money market funds are stated at amortized cost, which approximates market value.

Common/Collective Trusts – Common/collective trusts invest in other collective investment funds otherwise known as the underlying funds. The Plan's interest in the common/collective trust funds are based on the fair values of the underlying investments of the underlying funds. The underlying assets consist of U.S. Treasury, agency, corporate, mortgage-backed, commercial mortgage-backed and asset-backed securities, U.S. and international stocks, bonds and cash and cash equivalents. Investments in collective trust funds are valued at their respective net asset value per share/unit on the valuation date.

Insurance Contracts – Investments in insurance contracts are valued based on the fair value of the underlying assets plus the total wrap rebid value. Refer to Note 4 for additional information related to the insurance contracts.

Employer Common Stock - Units in the Aetna Common Stock Fund are presented at fair value plus value of cash. Quoted market prices are used to value investments.

Participant Self-Directed Accounts - Quoted market prices are used to value investments in the participant self-directed accounts.

Non-Interest Bearing Cash – Investments in non-interest bearing cash are stated at cost, which approximates market value.

Participant Loan Fund - Participant loans are valued at their outstanding balances, which approximate fair value.

d. Plan Expenses

Administration and investment management fees are charged based on a percentage of Plan's assets and allocated to each of the investment options.

e. Payment of Benefits

Benefit amounts due to participants are not reflected as liabilities but as a component of net assets available for plan benefits.

f. Accounting Standards Not Yet Adopted

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. It applies to other pronouncements that require or permit fair value, but does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). The fair value option established by SFAS 159 permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007.

The Company does not expect the adoption of SFAS 157 and SFAS 159 to have a material impact on the financial statements of the Plan.

3. Investments

The following presents investments, at fair value, that represent five percent or more of the Plan's net assets:

	December 31,	
	2007	2006
Stable Value Option (Note 4)	$1,490,938,935	$1,471,383,463
SSgA S&P 500 Flagship Fund Series A	698,751,664	692,508,105
Aetna Common Stock	647,458,461	566,061,344
SSgA Daily EAFE Index Securities Lending Fund Series T	289,724,386	233,270,081

As of June 25, 2008, Aetna's common stock value per share is $40.52 as compared to $57.73 at December 31, 2007.

4. Stable Value Option (SVO)

The Plan's SVO holds investments in fully benefit-responsive investment contracts. The SVO is comprised of six synthetic guaranteed investment contracts ("Synthetic GICs") that provide stable value guarantees and a cash and cash equivalent account, which collectively are managed by Invesco Institutional, Inc. ("INVESCO"). The Synthetic GICs are supported by investment portfolios holding a diversified mix of high quality, publicly traded, fixed income securities. As of December 31, 2007 and 2006, the investment advisors responsible for managing these investments were INVESCO, Blackrock Financial Management, Inc., ING Groep N.V., ("ING"), Jennison Associates, PIMCO and Western Asset Management Company.

The interest rates generated by these Synthetic GICs and the cash and cash equivalent account are blended together to determine the six-month SVO rate credited to participant accounts. The SVO credited a rate of interest of 5.00% for both semi-annual periods ended June 30, 2007 and December 31, 2007. The average yield of the SVO based on actual earnings was approximately 5.33% and 5.12% at December 31, 2007 and 2006, respectively. The average yield of the SVO based on interest rate credited to participants was approximately 5.08% and 5.04% at December 31, 2007 and 2006, respectively.

The SVO is presented at fair value on the Statement of Net Assets Available for Benefits (with an adjustment from fair value to contract value) and on Schedule I. The fair value of the Synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value. The fair value of the cash and cash equivalent account equals the contract value.
The SVO contract value represents the participant's principal balance plus accrued interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the investment advisors. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The Synthetic GICs do not permit the investment advisors to terminate the agreement prior to the scheduled maturity date.

The following tables present the fair value, adjustment to contract value and issuer rating for all Synthetic GICs held at December 31, 2007 and 2006:

December 31, 2007:

Contract Issuer and Contract Number	Issuer Rating	Investments at Fair Value	Adjustment to Contract Value
ING Life & Annuity Contract 60103	AA/Aa3	$525,739,507	($6,171,522)
Monumental Life Insurance Contract MDA-00728TR-T	AA/Aa3	281,828,539	(2,899,628)
ING Life & Annuity Contract 60106	AA/Aa3	235,502,110	1,409,742
Rabobank Nederland Contract AET120501-T	AA/Aa3	227,644,555	(2,299,200)
IXIS Financial Contract WR1939-01-T	AAA/Aaa	198,773,017	(1,939,157)
SSB Yield Enhanced STIF	NR/NR	11,868,180	—
ING Life & Annuity Contract 60104	AA/Aa3	9,583,027	(66,291)
Total		$1,490,938,935	($11,966,056)

December 31, 2006:

Contract Issuer and Contract Number	Issuer Rating	Investments at Fair Value	Adjustment to Contract Value
ING Life & Annuity Contract 60103	AA/Aa3	$513,102,381	$8,937,309
Monumental Life Insurance Contract MDA-00728TR-T	AA/Aa3	299,853,082	569,135
ING Life & Annuity Contract 60106	AA/Aa3	222,124,851	1,693,887
IXIS Financial Contract WR1939-01-T	AAA/Aaa	186,217,352	1,368,673
Rabobank Nederland Contract AET120501-T	AA/Aa3	183,647,886	1,661,910
ING Life & Annuity Contract 60105	AA/Aa3	32,049,611	224,134
SSB Yield Enhanced STIF	NR/NR	25,417,851	—
ING Life & Annuity Contract 60104	AA/Aa3	8,970,449	11,073
Total		$1,471,383,463	$14,466,121

5. Plan Termination

Although it has expressed no intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Company shall make no further contributions. The Plan's trust shall be continued, however, as long as the trustee deems it to be necessary for the effective discharge of any remaining duties of the Plan. Participants will receive their account value (at fair market value) after allocation of interest, dividends, gains, losses and expenses.

6. Tax Status

The Internal Revenue Service has informed the Plan administrator in correspondence in the form of a favorable determination letter dated March 27, 2003, that as of that date the Plan was qualified in form and the trust established under the Plan was tax-exempt, under the applicable sections of the Internal Revenue Code (the "Code"). The Plan administrator believes that the Plan continues to be qualified under the Code.

7. Related-Party Transactions

Certain Plan investments are managed by State Street Global Advisors (SSgA), a division of State Street Bank and Trust Company. State Street Bank is the Plan Trustee as defined by the Plan and, therefore, these investments constitute party-in-interest transactions.

The Plan invests in the Aetna Common Stock Fund, which consists primarily of the Plan Sponsor's own stock, and therefore, the Plan's investments in the Aetna Common Stock Fund constitute party-in-interest transactions.

Fees paid during the Plan year for legal, accounting, actuary and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

8. Employer Contribution Receivable

At December 31, 2007 and 2006, respectively, a contribution receivable of $1,694,764 and $1,100,000 was recorded to accrue for year-end employer matching contributions for certain employees whose pretax deferrals had not been made proportionately over the course of the year.

Accrued employer matching contributions for the days remaining after the last pay cycle of the year totaled $145,216 and $0 for December 31, 2007 and 2006, respectively.

Line of business incentive contributions were granted for certain eligible employees and accrued in the amount of $489,473 and $1,336,000 for the years ended December 31, 2007 and 2006.

9. Employee Contribution Receivable

Accrued participant contributions for the days remaining after the last pay cycle of the year totaled $618,556 and $0 for December 31, 2007 and 2006, respectively.

10. Other Receivable

At December 31, 2007 and 2006, respectively, other receivables of $12,931 and $2,645,405 were recorded to accrue for year-end fund transactions that were settled in the following year.

11. Reconciliation of Financial Statements to Form 5500

The following are reconciliations of amounts reported in the financial statements to amounts reported on Form 5500, Schedule H:

	December 31	
	2007	2006
Net assets available for benefits per the financial statements	$ 3,759,478,145	$ 3,563,873,835
Amounts allocated to withdrawing participants	(6,926,626)	(2,476,228)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	11,966,056	(14,466,121)
Net assets available for benefits per Form 5500	$ 3,764,517,575	$ 3,546,931,486

Net increase in net assets per the financial statements	$ 195,604,310
Net change in amounts allocated to withdrawing participants	(4,450,398)
Net change on adjustment from contract value to fair value for fully benefit-responsive investment contracts	26,432,177
Net income per Form 5500	$ 217,586,089

Benefits paid to participants per the financial statements	$ 313,063,050
Amounts allocated to withdrawing participants	4,450,398
Benefits paid to participants per Form 5500	$ 317,513,448

Amounts allocated to withdrawing participants are recorded as a liability on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. Also, for 2007, investments are recorded at fair value on the Form 5500 and at fair value (with an adjustment from fair value to contract value) on the accompanying financial statements.

12. Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Aetna 401(k) Plan

Schedule I - Schedule H, line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2007

(a)	(b) Name of Investment	(c) Description of Investment	(d) Shares/Units Held	(e) Share/Unit Price	(d) x (e) Current Value
*	SSB SHORT TERM INVESTMENT FUND	Money Market Fund	18,148,868.770	1.000	18,148,869
*	SSB Yield Enhanced STIF	Money Market Fund	11,868,180.490	1.000	11,868,180
*	SSgA Daily EAFE Index Securities Lending Fund Series T	Common/Collective Trust	12,260,352.325	23.631	289,724,386
*	SSgA Passive Bond Market Index Securities Lending Fund	Common/Collective Trust	1,996,549.193	18.427	36,790,412
*	SSgA REIT Index Fund - Series A	Common/Collective Trust	1,682,809.486	26.983	45,407,248
*	SSgA Russell 2000 Index Securities Lending Fund	Common/Collective Trust	5,242,781.400	25.230	132,275,375
*	SSgA S&P 500 Flagship Fund Series A	Common/Collective Trust	2,462,908.125	283.710	698,751,664
*	SSgA S&P MidCap Index Fund Series A	Common/Collective Trust	4,368,585.528	30.426	132,918,583
*	SSgA Aged Based Income Fund	Common/Collective Trust	769,546.094	11.920	9,172,989
*	SSgA Aged Based 2010 Fund	Common/Collective Trust	1,054,376.402	12.342	13,013,114
*	SSgA Aged Based 2015 Fund	Common/Collective Trust	2,409,214.448	11.533	27,785,470
*	SSgA Aged Based 2020 Fund	Common/Collective Trust	2,644,673.207	12.990	34,354,305
*	SSgA Aged Based 2025 SL Fund	Common/Collective Trust	2,568,275.369	11.785	30,267,125
*	SSgA Aged Based 2030 Fund	Common/Collective Trust	2,641,903.471	13.398	35,396,223
*	SSgA Aged Based 2035 SL Fund	Common/Collective Trust	2,116,085.558	11.913	25,208,927
*	SSgA Aged Based 2040 Fund	Common/Collective Trust	1,024,206.158	13.727	14,059,278
*	SSgA Aged Based 2045 SL Fund	Common/Collective Trust	767,591.422	12.055	9,253,315
	Monumental Life Insurance Contract MDA-00728TR-T	Insurance Contract	N/A	N/A	281,828,539
	Rabobank Nederland Contract AET120501-T	Insurance Contract	N/A	N/A	227,644,555
	IXIS Financial Contract WR1939-01-T	Insurance Contract	N/A	N/A	198,773,017
	ING Life & Annuity Contract 60103	Insurance Contract	N/A	N/A	525,739,507
	ING Life & Annuity Contract 60104	Insurance Contract	N/A	N/A	9,583,027
	ING Life & Annuity Contract 60106	Insurance Contract	N/A	N/A	235,502,110
*	Aetna Inc.	Employer Common Stock	11,215,286.000	57.730	647,458,461
	Participant Self-Directed Accounts	Brokerage Accounts	Various	Various	16,736,992
	Non-Interest Bearing Cash	Non-Interest Bearing Cash	104,873.410	1.000	104,873
*	Participant Loan Fund	Participant loans; various maturities	N/A	N/A	62,297,975

Aetna 401(k) Plan

Schedule I - Schedule H, line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2007

(a)	(b) Name of Investment	(c) Description of Investment	(d) Shares/Units Held	(e) Share/Unit Price	(d) x (e) Current Value
		Interest rates: 5.00% - 11.50%			
				Total assets held	3,770,064,519

* Party in interest

END